SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

TELETOUCH COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87951V 10 7

(CUSIP Number)

David W. Knickel

c/o Stratford Capital Partners, L.P.

200 Crescent Court, Suite 1600

Dallas, Texas 75201

(214) 740-7300

Raymond C. Hemmig

c/o Retail & Restaurant Growth Capital, L.P.

2701 E. Plano Pkwy, Suite 200

Plano, TX 75074

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to: Christopher R. Rowley Vinson & Elkins LLP 2001 Ross Avenue Suite 3700 Dallas, Texas 75201-2975 (214) 220-7700 February 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital Partners, L.P./ 75-0476592
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital GP Associates, L.P./ 75-2606990
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital Corporation / 75-2612425
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person CO

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John R. Muse
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person IN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Capital, L.P. / 75-2623610
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,740,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,740,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,740,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 10,000,000 shares of common stock of the issuer. These shares are held of record by Retail & Restaurant Growth Capital, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Partners, L.P. / 75-2623607
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,740,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,740,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,740,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 10,000,000 shares of common stock of the issuer. These shares are held of record by Retail & Restaurant Growth Capital, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Management, Inc. / 75-2623606
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,740,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,740,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,740,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%
14	Type of Reporting Person CO

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 10,000,000 shares of common stock of the issuer. These shares are held of record by Retail & Restaurant Growth Capital, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 8 to Schedule 13D (this “Eighth Amendment”) amends and supplements the Schedule 13D originally filed on August 21, 2006, as amended by Amendment No. 1 on August 28, 2006, Amendment No. 2 on September 24, 2010, Amendment No. 3 on August 15, 2011, Amendment No. 4 on August 18, 2011, Amendment No. 5 on July 19, 2012, Amendment No. 6 on December 18, 2012 and Amendment No. 7 on January 29, 2013 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share, of Teletouch Communications, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended by adding the following:

As previously disclosed in this Item 3, on August 18, 2011, TLL Partners, L.L.C., a Delaware limited liability company (“TLL Partners”), Stratford Capital Partners, L.P., a Texas limited partnership (“Stratford”) and Retail & Restaurant Growth Capital, L.P., a Delaware limited partnership (“RRGC”) entered into the Put and Call and Transfer Restriction Agreement (the “Put Agreement”) whereby, among other things, TLL Partners granted Stratford and RRGC the Stratford/RRGC Put Option during the Stratford/RRGC Put Option Period. Also as previously disclosed in this Item 3, on December 7, 2012, TLL Partners, Stratford and RRGC entered into the Amendment No. 1 to Put and Call and Transfer Restriction Agreement whereby the parties amended the Put Agreement in order to extend the Stratford/RRGC Put Option Period to 11:59 p.m. Dallas, Texas time on January 18, 2013. Also as previously disclosed in this Item 3, on January 16, 2013, TLL Partners, Stratford and RRGC entered into the Amendment No. 2 to Put and Call and Transfer Restriction Agreement whereby the parties amended the Put Agreement in order to extend the Stratford/RRGC Put Option Period to 11:59 p.m. Dallas, Texas time on March 1, 2013. On February 15, 2013, TLL Partners, Stratford and RRGC entered into the Amendment No. 3 to Put and Call and Transfer Restriction Agreement whereby the parties amended the Put Agreement in order to extend the Stratford/RRGC Put Option Period to 11:59 p.m. Dallas, Texas time on May 30, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships

Item 6 of the Schedule 13D is amended by adding the following:

The information set forth in Item 3 of this Eighth Amendment is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented to add the following:

Exhibit N Amendment No. 3 to Put and Call and Transfer Restriction Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2013

STRATFORD CAPITAL PARTNERS, L.P.

By:	Stratford Capital GP Associates, L.P., its general partner

	By:	Stratford Capital Corporation, its general partner

		By:	/s/ David W. Knickel
David W. Knickel, Vice President

STRATFORD CAPITAL GP ASSOCIATES, L.P.

By:	Stratford Capital Corporation, its general partner

	By:	/s/ David W. Knickel
David W. Knickel, Vice President

STRATFORD CAPITAL CORPORATION

By:	/s/ David W. Knickel
David W. Knickel, Vice President

/s/ John R. Muse
John R. Muse

RETAIL & RESTAURANT GROWTH CAPITAL, L.P.

By:	Retail & Restaurant Growth Partners, L.P., its general partner

	By:	Retail & Restaurant Growth Management, Inc., its general partner

		By:	/s/ Raymond C. Hemmig
Raymond C. Hemmig, Chairman and CEO

S-1

RETAIL & RESTAURANT GROWTH PARTNERS, L.P.

By:	Retail & Restaurant Growth Management, Inc., its general partner

	By:	/s/ Raymond C. Hemmig
Raymond C. Hemmig, Chairman and CEO

RETAIL & RESTAURANT GROWTH MANAGEMENT, INC.

By:	/s/ Raymond C. Hemmig
Raymond C. Hemmig, Chairman and CEO

S-2